PROSPECTUS SUPPLEMENT NO. 9
TO
PROSPECTUS DATED OCTOBER 3, 2005

Common Stock

This prospectus supplement No. 9 relates to the disposition from time to time of up to 50,637,923 shares of common stock, par value $0.001 per share, of Centennial Bank Holdings, Inc. by the holders of these shares named in the prospectus dated October 3, 2005, whom we refer to as the “selling stockholders,” and their transferees. We have registered the shares to provide the selling stockholders with freely tradable securities, but the registration of the shares does not necessarily mean that any or all of such shares will be offered by the selling stockholders. See “Principal and Selling Stockholders” in the prospectus. We will not receive any of the proceeds from the disposition of the shares by the selling stockholders.

The shares of our common stock are listed on the Nasdaq National Market under the symbol “CBHI”.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 12 of the prospectus and in item 1A of our annual report included in prospectus supplement No. 2, which address factors you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement No. 9. Any representation to the contrary is a criminal offense.

The securities offered hereby are not deposits or savings accounts of a bank or savings association and they are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

On October 25, 2006, the Company filed with the Securities and Exchange Commission a Form 8-K, a copy of which is attached hereto and deemed to be a part hereof.

The date of this prospectus supplement No. 9 is October 25, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) October 25, 2006

Centennial Bank Holdings, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-51556	41-2150446
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1331 Seventeenth St., Suite 300 Denver, CO		80202
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code 303-296-9600

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02          Results of Operations and Financial Condition.*

Item 7.01          Regulation FD Disclosure.*

On October 25, 2006, the Company issued a press release announcing its financial results for the quarter ended September 30, 2006. A copy of the press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference.

Item 9.01          Financial Statements and Exhibits.*

(c) Exhibits.

The following exhibit is being furnished herewith:

99.1               Press Release, dated October 25, 2006

*                    The information furnished under Items 2.02, 7.01 and 9.01 of this Current Report on Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities under that Section, nor shall it be deemed incorporated by reference in any registration statement or other filings of Centennial Bank Holdings, Inc. under the Securities Act of 1933, as amended, except as shall be set forth by specific reference in such filing.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CENTENNIAL BANK HOLDINGS, INC.
By:	/s/ ZSOLT K. BESSKÓ
Name: Zsolt K. Besskó
Title:Executive Vice President, General
Counsel and Secretary

Date: October 25, 2006

3

Exhibit 99.1

Contact:	Dan M. Quinn	Paul W. Taylor
	Chief Executive Officer	Chief Financial Officer
	1331 Seventeenth Street, Suite 300	1331 Seventeenth Street, Suite 300
	Denver, CO 80202	Denver, CO 80202
	303/296-9600	303/296-9600

FOR IMMEDIATE RELEASE:

Centennial Bank Holdings, Inc. Announces Third Quarter 2006 Earnings
and New Stock Repurchase Program

Denver, Colorado, October 25, 2006—Centennial Bank Holdings (Nasdaq: CBHI) today reported third quarter 2006 net income of $5.8 million, or 10 cents per basic and diluted share, compared to third quarter 2005 net income of $5.1 million, or 10 cents per basic and diluted share, and second quarter 2006 net income of $5.7 million, or 10 cents per basic and diluted share. Excluding after-tax intangible asset amortization of $1.8 million, third quarter 2006 cash net income was $7.6 million, or 13 cents per basic and diluted share, compared to third quarter 2005 cash net income of $7.0 million, or 13 cents per basic and diluted share, and second quarter 2006 cash net income was $7.6 million, or 13 cents per basic and diluted share.

For the first three quarters of 2006, net income was $19.0 million, or 33 cents per basic and diluted share. Excluding after-tax intangible asset amortization of $5.5 million, cash net income for the first three quarters of 2006 was $24.5 million, or 42 cents per basic and diluted share.

Third quarter 2006 net income was impacted by a $2.1 million reduction in noninterest expense from the second quarter 2006, a charge to the provision for credit losses of $1.6 million, and a $0.4 million reduction in net interest income from the second quarter 2006.

The comparability of the company’s financial information to periods prior to the fourth quarter 2005 is affected by the company’s fourth quarter 2005 acquisitions of First MainStreet Financial, Ltd. and Foothills Bank.

“We are starting to see some positive results from our efforts on improving growth, credit quality and efficiency,” stated Dan Quinn, Chief Executive Officer. “We are pleased with the organic loan growth in the third quarter, which was in contrast to the contraction in our loan portfolio in both the first and second quarters. However, our net interest margin was negatively impacted as we continue to remix our deposits. To date, our growth in lower cost deposits has not kept pace with reductions in our certificates of deposit. We are also pleased with the decrease in our transition and other noninterest expenses in the third quarter, though we realize there is still more room for improvement.”

	Quarter Ended September 30, 2006	Quarter Ended June 30, 2006	% Change	Quarter Ended September 30, 2005	% Change
Earnings per share-basic & diluted	$0.10	$0.10	0.0%	$0.10	0.0%
Cash earnings per share-basic & diluted	$0.13	$0.13	0.0%	$0.13	0.0%
Return on average assets	0.81%	0.80%	1.2%	0.82%	(1.2)%
Return on tangible average assets (cash)	1.25%	1.26%	(1.0)%	1.32%	(5.5)%
Net Interest Margin	5.34%	5.51%	(3.1)%	5.41%	(1.3)%
Efficiency Ratio	61.85%	66.70%	(7.3)%	62.08%	(0.4)%

Balance Sheet

At September 30, 2006, the company had total assets of $2.9 billion, compared to $3.0 billion at December 31, 2005, and $2.9 billion at June 30, 2006.

	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
	(In thousands)
Total loans, net of unearned discount	$1,981,506	$1,931,810	$2,010,881	$2,074,413	$1,769,548
Allowance for loan losses	(25,977)	(25,297)	(26,999)	(27,475)	(25,019)
Total assets	2,886,647	2,850,281	2,916,510	2,980,757	2,540,169
Average assets	2,850,781	2,836,432	2,929,712	2,873,828	2,472,939
Total deposits	1,968,264	1,998,055	2,077,076	2,048,352	1,721,609

At September 30, 2006, total loans, net of unearned discount, of $2.0 billion were $92.9 million less than the December 31, 2005 balance and $49.7 million greater than the June 30, 2006 balance. The decline in the loan portfolio from December 31, 2005 was primarily due to the increased pace of loan repayments in the company’s real estate portfolio in the first two quarters of 2006, tempered by an increase in the third quarter 2006 real estate loan portfolio of $55.2 million.

At the end of the third quarter 2006, deposits were $2.0 billion, which reflects a decrease of $80.1 million from December 31, 2005 and a decrease of $29.8 million from June 30, 2006. Since December 31, 2005, certificates of deposits declined $72.1 million. Certificates of deposit represented 28.5% of total deposits at September 30, 2006 down from 30.9% at December 31, 2005. The decline in certificates of deposit was due to the continuing strategy to reduce the company’s reliance on certificates of deposit as a funding source.

Net Interest Income and Margin

Net interest income for third quarter 2006 was $29.0 million, compared to second quarter 2006 net interest income of $29.4 million. This decrease of $0.4 million, or 1% of second quarter 2006 net interest income, was caused primarily by an increase in the cost of interest-bearing liabilities.

	Quarter Ended
	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
	(Dollars in thousands)
Net interest income	$28,995	$29,388	$29,907	$30,797	$25,873
Interest rate spread	4.45%	4.66%	4.67%	4.54%	4.72%
Net interest margin	5.34%	5.51%	5.44%	5.39%	5.41%

The 5.34% net interest margin for third quarter 2006 reflected a decrease of 17 basis points from the second quarter 2006 net interest margin. The yield on interest earning assets increased during the quarter. However, the third quarter decrease in deposits led to an increase in the cost of funds, which is the primary factor in the lower net interest margin.

Net interest income increased for third quarter 2006 from the same period of the previous year by $3.1 million, while the net interest margin decreased by 7 basis points. The change in net interest income was significantly impacted by the fourth quarter 2005 acquisitions of First MainStreet and Foothills Bank and increases in the targeted federal funds rate from the fourth quarter 2005 through the second quarter of 2006.

Noninterest Income

The following table presents the noninterest income for the quarter ended September 30, 2006 and the four previous quarters.

	Quarter Ended
	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
	(In thousands)
Noninterest income:
Customer service and other fees	$3,015	$2,993	$2,632	$2,524	$2,035
Gain (loss) on sale of securities	6	—	(5)	(16)	—
Gain on sale of loans	229	230	314	256	433
Gain (loss) on sale of assets	108	179	(91)	(195)	260
Other	116	203	262	97	4
Total noninterest income	$3,474	$3,605	$3,112	$2,666	$2,732

Noninterest income for third quarter 2006 was $3.5 million, a decrease of $131 thousand from second quarter 2006. Customer service and other fees increased modestly in the third quarter after steady increases in the first and second quarters of 2006 that were the result of new deposit products and corresponding service charges implemented in early 2006.

Third quarter 2006 noninterest income increased by $0.7 million from third quarter 2005 primarily due to the First MainStreet and Foothills Bank acquisitions during the fourth quarter 2005 and new deposit products and corresponding service charges implemented in early 2006.

Noninterest Expense

The following table presents the noninterest expense for the quarter ended September 30, 2006 and the previous four quarters.

	Quarter Ended
	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
	(In thousands)
Noninterest expense:
Salaries and employee benefits	$12,006	$12,082	$11,435	$11,202	$9,828
Occupancy expense	1,891	1,994	2,052	1,947	1,651
Furniture and equipment	1,286	1,231	1,165	1,188	924
Amortization of intangible assets	2,858	2,999	2,998	3,232	2,968
Merger, acquisition and transition expenses	239	1,539	88	1,995	752
Other general and administrative	4,662	5,159	4,002	5,492	4,604
Total noninterest expense	$22,942	$25,004	$21,740	$25,056	$20,727

Noninterest expense for third quarter 2006 of $22.9 million decreased from the second quarter 2006 by $2.1 million. Merger, acquisition and transition expenses decreased by $1.3 million. This decrease was the result of $1.5 million second quarter charges that were partially offset by third quarter 2006 costs primarily associated with the discontinuance of the company’s residential mortgage services group. Third quarter 2006 other general and administrative costs decreased by $0.5 million from the second quarter 2006, primarily due to a reduction in professional services expense. Third quarter 2006 salary expense was essentially the same as compared to the second quarter 2006 despite additions to our business banking unit and the hiring of other officer-level employees.

Third quarter 2006 noninterest expense was $2.2 million greater than noninterest expense for third quarter 2005. This increase in noninterest expense is due primarily to additional expenses resulting from the First MainStreet and Foothills Bank acquisitions.

Asset Quality

The following table presents selected asset quality data as of the dates indicated.

	Quarter Ended
	September 30,	June 30,	March 31,	December 31,	September 30,
	2006	2006	2006	2005	2005
	(In thousands, except ratios)
Nonaccrual loans, not restructured	$26,812	$30,684	$28,746	$29,608	$8,352
Accruing loans past due 90 days or more	396	84	1	131	1,806
Total nonperforming loans (NPLs)	27,208	30,768	28,747	29,739	10,158
Other real estate owned (OREO)	5,090	1,041	1,267	1,465	2,532
Total nonperforming assets (NPAs)	$32,298	$31,809	$30,014	$31,204	$12,690
Allowance for loan losses	$25,977	$25,297	$26,999	$27,475	$25,019
Selected ratios:
NPLs to loans, net of unearned discount	1.37%	1.59%	1.43%	1.44%	0.58%
NPAs to total assets	1.12%	1.12%	1.03%	1.05%	0.50%
Allowance for loan losses to NPLs	95%	82%	94%	92%	246%
Allowance for loan losses to loans held for investment	1.31%	1.31%	1.35%	1.33%	1.43%

Nonperforming assets of $32.3 million at September 30, 2006 reflected increases of $0.5 million from June 30, 2006 and $0.1 million from December 31, 2005. The increase from June 30, 2006 in nonperforming assets consists primarily of a $4.0 million increase in OREO and a $3.9 million decrease in nonaccrual loans. In September 2006, the company transferred the $4.2 million balance of a single loan relationship to OREO. The company recorded a net provision for credit loss expense in the third quarter 2006 of $1.6 million. There was no provision for net credit loss expense in the first or second quarters of 2006.

At September 30, 2006, the allowance for loan losses was $26.0 million, which represents an increase of $0.7 million from June 30, 2006 and a decrease of $1.5 million from December 31, 2005. The ratio of the allowance for loan losses to nonperforming loans was 95% at September 30, 2006 and represented an increase of 13 percentage points and 3 percentage points from June 30, 2006 and December 31, 2005, respectively. The ratio of the allowance for loan losses to loans, net of unearned discount, was 1.3% at September 30, 2006, June 30, 2006 and December 31, 2005. Management believes that the allowance for loan losses is adequate to cover potential losses in the company’s loan portfolio based on its analysis of loans, including the collateral position of identified substandard loans.

Stock Repurchase Programs

The Board of Directors of the company authorized a new program to repurchase up to 2,500,000 shares of the company’s common stock over the next 12 months. The company currently has 220,510 shares remaining under its previously existing stock repurchase program announced in March 2006. Under the two programs, a total of 2,720,510 shares are available for repurchase by the company. The shares will be acquired from time to time either in the open market or in privately negotiated transactions in accordance with applicable regulations of the Securities and Exchange Commission. During the third quarter 2006, the company repurchased 810,000 shares at a cost of $8.2 million, or an average price of $10.11 per share. The cumulative share repurchases during the first three quarters of 2006 were 2,343,600 shares at a cost of

$25.1 million, or an average price of $10.70 per share. As of September 30, 2006, the company had 58,558,855 shares outstanding, including 1,719,275 shares of unvested stock awards.

Divestitures

On June 19, 2006, the company signed a definitive agreement to sell its Collegiate Peaks Bank subsidiary to a group of investors. The company expects the transaction to close on November 1, 2006.

Non-GAAP Financial Measures

This press release includes non-GAAP financial measures, cash net income and cash earnings per share, which exclude the after-tax impact of intangible asset amortization expense, and return on average tangible assets (cash), which excludes the after-tax impact of intangible asset amortization expense and average intangible assets. The company discloses these non-GAAP financial measures to provide meaningful supplemental information regarding the company’s operational performance and to enhance investors’ overall understanding of the company’s core financial performance. Management believes that these non-GAAP financial measures allow for additional transparency and are used by some investors, analysts and other users of the company’s financial information as performance measures. These non-GAAP financial measures are presented for supplemental informational purposes only for understanding the company’s operating results and should not be considered a substitute for financial information presented in accordance with GAAP. These non-GAAP financial measures presented by the company may be different from non-GAAP financial measures used by other companies.

	Quarter Ended			Nine Months Ended
	September 30, 2006	June 30, 2006	September 30, 2005	September 30, 2006
	(In thousands, except per share data)
GAAP net income	$5,820	$5,726	$5,130	$18,975
Add: Amortization of intangible assets	2,858	2,999	2,968	8,855
Less: Income tax effect	(1,086)	(1,140)	(1,128)	(3,366)
Cash net income	$7,592	$7,585	$6,970	$24,464
Weighted average shares—diluted	57,441	58,352	52,002	58,341
Earnings per share—diluted	$0.10	$0.10	$0.10	$0.33
Add: Amortization of intangible assets (after tax effect)	0.03	0.03	0.03	0.09
Cash earnings per share	$0.13	$0.13	$0.13	$0.42
Return on tangible net assets (cash)
Cash net income	$7,592	$7,585	$6,970	$24,464
Average total assets	2,850,781	2,836,432	2,472,939	2,873,531
Less average intangible assets	(437,289)	(440,197)	(377,183)	(441,002)
Average tangible assets	$2,413,492	$2,396,235	$2,095,756	$2,432,529
Return on average tangible assets (cash)—cash net income divided by average tangible assets	1.25%	1.26%	1.32%	1.34%
Return on average assets—GAAP net income divided by total average assets	0.81%	0.80%	0.82%	0.88%

About Centennial Bank Holdings, Inc.

Centennial Bank Holdings, Inc. is a bank holding company that operates 38 branches in Colorado through its three bank subsidiaries, Centennial Bank of the West, Guaranty Bank and Trust Company and Collegiate Peaks Bank. The company provides banking and other financial services including real estate, construction, commercial and industrial, and consumer and agricultural loans throughout its targeted Colorado markets to consumers and small to medium-sized businesses, including the owners and employees of those businesses. Centennial Bank of the West also provides trust services, including personal trust administration, estate settlement, investment management accounts and self-directed IRAs. More information about Centennial Bank Holdings, Inc. can be found at www.cbhi.com.

Forward-Looking Statements

Certain statements contained in this press release, including, without limitation, statements containing the words “believes”, “anticipates”, “intends”, “expects”, and words of similar import, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions in those areas in which the company operates; demographic changes; competition; fluctuations in interest rates; continued ability to attract and employ qualified personnel; costs and uncertainties related to the outcome of pending litigation; changes in business strategy or development plans; changes that occur in the securities markets; changes in governmental legislation or regulation; changes in credit quality; the availability of capital to fund the expansion of the company’s business; economic, political and global changes arising from natural disasters; the war on terrorism and conflicts in the Middle East; and additional “Risk Factors” referenced in the company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission, as supplemented from time to time. When relying on forward-looking statements to make decisions with respect to the company, investors and others are cautioned to consider these and other risks and uncertainties. The company can give no assurance that any goal or plan or expectation set forth in forward-looking statements can be achieved and readers are cautioned not to place undue reliance on such statements, which speak only as of the date made. The forward-looking statements are made as of the date of this press release, and the company does not intend, and assumes no obligation, to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Centennial Bank Holdings, Inc. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets

	September 30, 2006	December 31, 2005
	(In thousands)
Assets
Cash and due from banks	$63,782	$88,852
Federal funds sold	7,800	10,090
Cash and cash equivalents	71,582	98,942
Securities available for sale, at fair value	164,284	143,081
Securities held to maturity	10,133	5,798
Bank stocks, at cost	31,683	26,874
Total investments	206,100	175,753
Loans held for sale	2,100	6,820
Loans, net of unearned discount	1,979,406	2,067,593
Less allowance for loan losses	(25,977)	(27,475)
Net loans	1,955,529	2,046,938
Premises and equipment, net	76,575	73,429
Goodwill	391,346	392,507
Other intangible assets, net	44,558	54,922
Other assets	43,549	39,996
Assets held for sale	97,408	98,270
Total assets	$2,886,647	$2,980,757
Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Noninterest-bearing demand	$524,808	$593,811
Interest-bearing demand	793,852	722,030
Savings	88,695	99,496
Time	560,909	633,015
Total deposits	1,968,264	2,048,352
Securities sold under agreements to repurchase and federal fund purchases	36,635	44,399
Borrowings	136,965	130,198
Subordinated debentures	41,239	41,275
Interest payable and other liabilities	28,270	37,368
Liabilities associated with assets held for sale	80,059	80,417
Total liabilities	2,291,432	2,382,009
Stockholders’ equity	595,215	598,748
Total liabilities and stockholders’ equity	$2,886,647	$2,980,757

Centennial Bank Holdings, Inc. and Subsidiaries
Unaudited Consolidated Statements of Income

	Quarter Ended			Nine Months Ended September 30,
	September 30, 2006	June 30, 2006	September 30, 2005	2006	2005
	(In thousands, except per share data)
Interest income:
Loans, including fees	$41,427	$40,644	$32,909	$122,592	$91,989
Investment securities:
Taxable	713	718	49	2,207	697
Tax-exempt	1,454	1,055	714	3,420	1,797
Dividends	485	433	300	1,345	669
Federal funds sold and other	145	116	542	336	1,773
Total interest income	44,224	42,966	34,514	129,900	96,925
Interest expense:
Deposits	12,283	11,533	6,648	33,963	15,041
Federal funds purchased and repurchase agreements	351	293	293	905	737
Subordinated debentures	972	901	669	2,720	1,839
Borrowings	1,623	851	1,031	4,022	2,237
Total interest expense	15,229	13,578	8,641	41,610	19,854
Net interest income	28,995	29,388	25,873	88,290	77,071
Provision for loan losses	1,566	—	—	1,566	1,700
Net interest income, after provision for loan losses	27,429	29,388	25,873	86,724	75,371
Noninterest income:
Customer service and other fees	3,015	2,993	2,035	8,640	5,957
Other	459	612	697	1,551	1,692
Total noninterest income	3,474	3,605	2,732	10,191	7,649
Noninterest expense:
Salaries and employee benefits	12,006	12,082	9,828	35,523	30,224
Occupancy expense	1,891	1,994	1,651	5,937	4,939
Furniture and equipment	1,286	1,231	924	3,682	2,590
Amortization of intangible assets	2,858	2,999	2,968	8,855	9,157
Merger, acquisition and transition expenses	239	1,539	752	1,866	8,436
Other general and administrative	4,662	5,159	4,604	13,823	11,581
Total noninterest expense	22,942	25,004	20,727	69,686	66,927
Income (loss) before income taxes	7,961	7,989	7,878	27,229	16,093
Income tax expense	2,521	2,612	2,748	9,123	5,482
Income (loss) from continuing operations	5,440	5,377	5,130	18,106	10,611
Income from discontinued operations, net of tax	380	349	—	869	(794)
Net income (loss)	$5,820	$5,726	$5,130	$18,975	$9,817
Earnings (loss) per share—basic and diluted:
Income (loss) from continuing operations	$0.10	$0.09	$0.10	$0.31	$0.20
Income (loss) from discontinued operations, net of tax	—	0.01	—	0.02	(0.01)
Net income (loss)	0.10	0.10	0.10	0.33	0.19
Weighted average shares outstanding—basic	57,093,056	58,053,314	51,902,937	58,060,683	52,137,132
Weighted average shares outstanding—diluted	57,499,412	58,352,355	52,002,019	58,394,354	52,170,523

Centennial Bank Holdings, Inc. and Subsidiaries
Unaudited Condensed Consolidated Average Balance Sheets

	QTD Average		YTD Average
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005
	(In thousands)
Assets
Interest earning assets
Loans, net of unearned discount	$1,947,126	$1,728,822	$1,984,197	$1,684,687
Securities	205,433	151,073	186,052	146,782
Other earning assets	2,388	15,880	5,054	22,885
Average earning assets	2,154,947	1,895,775	2,175,303	1,854,354
Other assets	695,834	577,164	698,228	571,908
Total average assets	$2,850,781	$2,472,939	$2,873,531	$2,426,262
Liabilities and Stockholders’ Equity
Average liabilities:
Average deposits:
Noninterest-bearing deposits	$508,993	$482,336	$522,537	$480,793
Interest-bearing deposits	1,448,149	1,176,577	1,465,917	1,163,883
Average deposits	1,957,142	1,658,913	1,988,454	1,644,676
Other interest-bearing liabilities	188,035	193,613	174,640	166,691
Other liabilities	110,275	102,445	110,580	96,879
Total average liabilities	2,255,452	1,954,971	2,273,674	1,908,246
Average stockholders’ equity	595,329	517,968	599,857	518,016
Total average liabilities and stockholders’ equity	$2,850,781	$2,472,939	$2,873,531	$2,426,262

Centennial Bank Holdings, Inc.
Unaudited Credit Quality Measures

	Quarter Ended
	September 30, 2006	June 30, 2006	March 31, 2006	December 31, 2005	September 30, 2005
	(Dollars in thousands)
Nonaccrual loans	$26,812	$30,684	$28,746	$29,608	$8,352
Accruing loans past due 90 days or more	396	84	1	131	1,806
Other real estate owned	5,090	1,041	1,267	1,465	2,532
Total nonperforming assets	$32,298	$31,809	$30,014	$31,204	$12,690
Nonperforming loans	$27,208	$30,768	$28,747	$29,739	$10,158
Other impaired loans	17,076	16,166	11,841	20,551	17,599
Total impaired loans	44,284	46,934	40,588	50,290	27,757
Allocated allowance for loan losses	(6,468)	(5,685)	(9,296)	(10,360)	(10,445)
Net investment in impaired loans	$37,816	$41,249	$31,292	$39,930	$17,312
Charged-off loans	$(1,736)	$(2,012)	$(1,091)	$(3,060)	$(592)
Recoveries	177	593	615	679	76
Net recoveries (charge-offs)	$(1,559)	$(1,419)	$(476)	$(2,381)	$(516)
Allowance for loan losses	$25,977	$25,297	$26,999	$27,475	$25,019
Allowance for loan losses to loans, net of unearned discount	1.31%	1.31%	1.35%	1.33%	1.43%
Allowance for loan losses to nonaccrual loans	96.89%	82.44%	93.92%	92.80%	299.56%
Allowance for loan losses to nonperforming assets	95.48%	79.53%	89.95%	88.05%	197.16%
Allowance for loan losses to impaired loans	58.66%	53.90%	66.52%	54.63%	90.14%
Nonperforming assets to loans, net of unearned discount, and other real estate owned	1.63%	1.65%	1.50%	1.51%	0.73%
Annualized net charge-offs (recoveries) to average loans	0.32%	0.29%	0.09%	0.53%	0.12%
Nonperforming loans to loans, net of unearned discount	1.37%	1.59%	1.43%	1.44%	0.58%